Confidential

Ms. Lilyanna Peyser

Ms. Jennifer Thompson

Ms. Jennifer Lopez

Ms. Sondra Snyder

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quhuo Limited (CIK No. 0001781193)
Response to the Staff’s Comments on
Draft Registration Statement on
Form F-1 Confidentially Submitted on September 4, 2019

Dear Ms. Peyser, Ms. Thompson, Ms. Lopez and Ms. Snyder,

On behalf of our client, Quhuo Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 4, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 4, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

Our Corporate History and Structure, page 4

1.

Because investors will be investing in a holding company that does not directly own all of its operations in China, please make this fact clear in your prospectus summary. In this regard, please clearly describe the business of your variable interest entity, as distinguished from your other subsidiaries. Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you, as you state on page 38.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 64 of the Revised Draft Registration Statement.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LOS ANGELES        NEW YORK        PALO ALT

OSAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

October 28, 2019

Implications of Being an Emerging Growth Company, page 6

2.

You indicate that “[u]nder the JOBS Act, an emerging growth company does not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.” It is unclear from this statement whether your company has elected to apply the adoption dates for public companies or the adoption dates for private companies when applying new or revised accounting standards. Please revise to clearly indicate, if true, that you have elected to comply with any new or revised financial accounting standards on the date that private companies are required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

Risk Factor

Our high customer concentration exposes us to all of the risks faced by our major customers..., page 14

3.

We note your disclosure that “[you] generated approximately 96% of our total revenues from two major industry customers, Meituan and Ele.me.” Please tell us what consideration you have given to the filing of these agreements. Please refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the exhibit index on page II-5 of the Revised Draft Registration Statement and filed the English translation of the form delivery services agreement with Meituan and Ele.me as Exhibits 10.19 and 10.20 to the Revised Draft Registration Statement, respectively.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 47

4.	Please remove the reference to “substantive” provisions of the U.S. federal securities laws in the last sentence of this risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement.

Capitalization, page 56

5.

Please refer to the table on page 57. The amount of Renminbi presented in the “Actual” column for the Series C-2 redeemable convertible preferred shares does not agree to the amount presented in your financial statements. Specifically, your consolidated balance sheet indicates this amount is RMB96.569 million while your disclosure on page 57 indicates this amount is RMB96.596 million. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Revised Draft Registration Statement.

October 28, 2019

6.

Please refer to the table on page 57. Please tell us why the pro forma column reflects RMB and US$ amounts for the line item titled Ordinary Shares rather than reflecting RMB and US$ amounts for the line items titled Class A ordinary shares and Class B ordinary shares. We note from the narrative description of these line items and your disclosures on page 56 that you appear to have already determined the number of Class A and Class B ordinary shares outstanding on a pro forma basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Revised Draft Registration Statement.

Dilution, page 59

7.	Please populate your historical net tangible book value both in the aggregate and on a per ordinary share basis as it appears this information is currently available.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations, page 71

8.

We note your disclosure that revenue from service fees paid by industry customers includes KPI-based adjustments, such as timely delivery rate and complaint rate. Please quantify these adjustments, if material, for the financial periods presented.

The Company respectfully advises the Staff that, it is impractical to quantify the KPI-based adjustments as industry customers generally set dynamic KPIs on a monthly basis and use different formulas to calculate such adjustments. In addition, the adjustment formulas devised by major industry customers may change from time to time in line with their specific requirement and assessment of the Company’s services.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Revised Draft Registration Statement.

Results of Operations, page 76

9.

We note your analysis of the change in revenues from on-demand food delivery solutions at the bottom of page 76. You indicate that the increase in this revenue was primarily driven by the increase in delivery orders fulfilled by your delivery riders. Based on the number of average monthly delivery orders disclosed elsewhere in your filing, it appears approximately 20% of the increase in revenue is attributable to factors other than the increase in the number of delivery orders. Please tell us the primary driver(s) of this remaining increase in your food delivery solutions revenue, including whether it is primarily attributable to receiving a higher price per delivery order, and tell us why you do not believe it is appropriate to briefly disclose to your investors the primary factors that drove the remaining increase in your food delivery solutions revenue. See Item 5.A.1. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 81 of the Revised Draft Registration Statement.

October 28, 2019

Business

Our Solutions, page 103

10.

Where you discuss your ride-hailing services, please enhance your discussion to contextualize your statement that you have 500 full-time drivers as of January 30, 2019 and quantify the number of full-time drivers in prior periods, to explain its importance. In this regard, we note that your disclosure suggests that you have over 5,100 workers on your platform that could become full-time drivers because they “meet the requisite minimum years of driving experience to become qualified ride-hailing drivers.”

The Company respectfully advises the Staff that it launched the ride-hailing solutions in October 2018, and as such, it is not meaningful to compare the 500 full-time drivers as of June 30, 2019 with the number in prior periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Revised Draft Registration Statement.

Taxation, page 167

11.	Please ensure that the various opinions of counsel as to matters of taxation are clearly identified as such, where applicable, in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 174 of the Revised Draft Registration Statement.

Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm, page F-2

12.

We note that the report of your independent registered public accounting firm included in the registration statement will not be issued until the reorganization described in Note 1 is complete. Please tell us what portion of the reorganization was not complete at September 4, 2019. Also tell us when you expect that portion of the reorganization to be complete and when you expect to include a completed audit report in your Form F-1.

The Company respectfully advises the Staff that as of September 4, 2019, the portion of the reorganization to be complete consisted of the following:

•	Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”) has not completed the repurchase of the existing investor’s equity interests in the VIE; and

•	The existing investors have not completed their purchase of the Company’s equity interests.

The Company respectfully advises the Staff that the aforementioned procedures are expected to be completed in November 2019 and the Company will include a completed audit report in the Form F-1 after the restructuring is complete.

October 28, 2019

Notes to the Consolidated Financial Statements

Note 1. Organization, Consolidation and Principal Activities, page F-9

13.

We note your disclosure that as the shareholdings in the Company and the VIE were identical immediately before and after the Restructuring, you have accounted for the Restructuring as a transaction between entities under common ownership, in a manner similar to a pooling of interests. Please tell us in detail how you determined that each of the businesses included in the VIE were under common ownership immediately before and after the Restructuring. Please provide the number of shares and the applicable ownership percentages held by all owners for each entity immediately before and after the Restructuring to support your determination with respect to identical common ownership. Alternatively, if your disclosure was intended to convey that these entities were under common control, please tell us in detail how common control was determined.

The Company respectfully advises the Staff that the Restructuring is accounted for as a transaction between entities under common ownership because Beijing Quhuo’s shareholders and their relative shareholding in Beijing Quhuo immediately before the Restructuring are identical to the Company’s shareholders and their relative shareholding in the Company immediately after the Restructuring.

Beijing Quhuo conducts its business through subsidiaries that it controls through its voting interest in the subsidiaries. Beijing Quhuo will become the only VIE of the Company and Beijing Quhuo’s shareholding in its subsidiaries will remain unchanged once the Restructuring is complete.

In response to the Staff’s comments, the Company has revised disclosures on page F-9 of the Revised Draft Registration Statements.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-20

14.	We note your analysis of revenue recognition for your on-demand food delivery solutions on pages F-20 and F-21. To assist us in better understanding your analysis, please respond to the following:

•

Please confirm our assumption, if true, that you receive no consideration from your delivery riders and other workers for access to your platform or for any of the training and benefits you provide them.

The Company respectfully confirms that the Company receives no consideration from delivery riders or other workers for access to its platform nor for any of the training and benefits which the Company provides them.

•

Please tell us more about the role of your industry customers and how it differs from your role in the delivery process. In doing so, please elaborate on your statement on page 103 that industry customers are responsible for order-rider matching and order delivery tracking. Tell us whether “order-rider matching” is intended to convey that industry customers select a specific rider to deliver a specific order, and reconcile this to your disclosure on page F-21 indicating that you can direct the right to use delivery riders’ services as you choose. Also tell us in what sense industry customers are “responsible” for order delivery tracking. Tell us how you considered the role of the industry customer in order-rider matching and order delivery tracking when reaching the conclusion that you are primarily responsible for fulfillment of the contract and assuring the services are acceptable to your customer.

October 28, 2019

The Company respectfully advises the Staff that the Company’s industry customers operate their online and mobile platforms where restaurants display their menus and relevant information for end consumers to place order online or via mobile applications, and in return industry customers earn fees from such orders. Industry customers’ tracking systems provide on time food order placing information as well as delivery status to end consumers. Industry customers generally engage external delivery service providers including the Company to provide integrated on-demand food delivery services.

Industry customers generally divide their intracity food delivery network into a number of delivery areas and subcontract the delivery services to external delivery service providers, including the Company. The Company is responsible for providing sufficient delivery riders to fulfill all on-demand food delivery orders on a daily and an if-needed basis within specified delivery areas that are managed by the Company throughout the contract period. The Company deploys the delivery riders to serve the industry customers designated by the Company. The delivery riders then obtain access to a specific industry customer’s mobile application and dispatch system to receive and complete delivery orders within specified delivery areas. Industry customers evaluate the Company’s performance of the services based on the results of completed delivery orders tracked in their dispatch systems on a monthly basis. The Company has full discretion to determine which industry customer and which delivery area a delivery rider is being deployed to, and to re-allocate the workforces to accommodate the industry customers’ demands. The Company also has full discretion to deploy the same workforce to serve different industry customers across different industries (i.e. bike-sharing companies) to maximize the utilization. In addition, the Company provides delivery riders with systematic training programs to ensure that the delivery service quality is compliant with its service standards. Therefore, the Company is primarily responsible for the actual delivery services through its delivery riders and ensuring that the services provided to the industry customer through its delivery riders are acceptable to industry customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 110 of the Revised Draft Registration Statement.

Note 14. Loans, page F-33

15.

Please refer to the maturity schedule on page F-35. Please tell us why the amount of loans maturing in 2019 of RMB69.64 million as seen in this table does not agree with the amount of RMB68.63 seen at the bottom of page F-33 and on the face of your balance sheet. Similarly, please tell us why the aggregate amount of loans maturing in 2020 and 2021 of RMB6.4 million as seen in this table does not agree with the amount of RMB5.682 seen on page F-34 and on the face of your balance sheet. Please revise as appropriate or tell us why you believe no revision is necessary.

October 28, 2019

The Company respectfully advises the Staff that the amount of loans maturing in 2019 of RMB69.64 million as seen in the table on page F-35 and the aggregate amount of loans maturing in 2020 and 2021 of RMB6.4 million as seen in the table on page F-35 incorrectly included future interest expenses relating to the loan balance.

In response to the Staff’s comment, the Company has revised Note 14, Loans on page F-35 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Ernst & Young Hua Ming LLP, Yap Yin Onn, by telephone at 86-21-2228-2277, or via email at Derick.Yap@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Leslie Yu, Chairman and Chief Executive Officer, Quhuo Limited

Wenting Ji, Chief Financial Officer, Quhuo Limited

Yap Yin Onn, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP